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                             May 23, 2022

       Sally Outlaw
       Chief Executive Officer
       Worthy Property Bonds, Inc.
       One Boca Commerce Center
       551 NW 77 Street, Suite 212
       Boca Raton, FL 33487

                                                        Re: Worthy Property
Bonds, Inc.
                                                            Amendment No. 4 to
Offering Statement on Form 1-A
                                                            Filed February 28,
2022
                                                            File No. 024-11563

       Dear Ms. Outlaw:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 4 to Offering Statement on Form 1-A

       General

   1. We note your disclosure throughout the offering circular and in the Plan of Distribution section that offers and
sales of securities pursuant to the offering statement will be made by your management
through the Worthy Website or through the Worthy App. According to the Florida Office
of Financial Regulation website, it does not appear, however, that you have an approved
issuer/dealer registration application in the state of Florida. Please advise how you will
commence the offering within two calendar days after the
                                                        qualification date
without an approved issuer/dealer registration in the state of Florida.
 Sally Outlaw
FirstName  LastNameSally Outlaw
Worthy Property Bonds, Inc.
Comapany
May        NameWorthy Property Bonds, Inc.
     23, 2022
May 23,
Page  2 2022 Page 2
FirstName LastName
        You may contact Michael Henderson at (202) 551-3364 or Hugh West at
(202) 551-
3872 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or John Dana Brown at
(202) 551-
3859 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Finance
cc:      Clint J. Gage, Esq.